FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July, 2008
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Registrant’s Press Release dated July 3, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/Donna Gershowitz
Donna Gershowitz
General Counsel & Corporate Secretary

Dated: July 3, 2008

FOR IMMEDIATE RELEASE-
ELRON FILES ANNUAL REPORT FOR 2007 ON FORM 20-F
Tel Aviv, July 3, 2008 — Elron Electronic Industries Ltd. (NASDAQ: ELRN, TASE: ELRN), announced today that it has filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The filing is available online on the SEC’s website at www.sec.gov or on the Company’s website at www.elron.com. Hard copies of the report are available to shareholders upon request, free of charge, by calling +972 3-607-5555, or emailing elron@elron.net.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

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